Filed by Gores Metropoulos II, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Metropoulos II, Inc.

Commission File No.: 001-39907

Date: September 16, 2021

Sonder Holdings Inc. Grows Footprint in Mexico Adding Eight Additional Properties

SAN FRANCISCO (September 16, 2021)—Sonder Holdings Inc. (“Sonder”), a leading next-generation hospitality company that is redefining the guest experience through technology and design, is adding eight additional properties to its existing portfolio of managed and operated accommodations in Mexico City.

Concentrated primarily in the Condesa and Roma neighborhoods, two of the most dynamic and coveted areas of the city, these properties represent an expansion of over 600 units less than a year after Sonder first launched operations in Mexico City.

“Mexico is one of the most visited countries in the world for tourism activities and the emphasis on architecture and design that we find with properties in Mexico City are a great fit for the Sonder brand and experience that we offer,” said Martin Picard, Co-Founder and Global Head of Real Estate for Sonder. “We plan to continue growing our offering in Mexico and establishing a gateway for further expansion into Latin America in the future.”

“We’re thrilled to collaborate with Sonder to deliver an elevated, tech-driven experience that meets the high expectations of today’s modern savvy travelers,” said Alan Zayat, CEO at ZGI/Cojab. “They are a reliable, well-capitalized partner that is redefining guest stays in Mexico City and we look forward to continuing our work with them.”

Sonder currently manages and operates units across four properties in Mexico City, including a sleek, tranquil haven just steps from Avenida Presidente Masaryk; a neo-classical getaway with arched windows and detailed stonework in the heart of the Roma neighborhood; and modern, airy spaces in Condesa, central to beautiful, tree-lined avenues with hip sidewalk cafes and an opulent nightlife.

In addition to ZGI/Cojab, Sonder works with real estate partners such as Metta Group and Estructura Developers.

In order to support the company’s expansion in the region, Sonder also recently appointed Pablo Gonzalez as senior director of real estate in Mexico City. Pablo brings over a decade of experience in the global real estate industry to Sonder, including leading real estate efforts for one of the country’s largest private healthcare companies, Star Medica, in addition to positions with CH Arquitectos, Jones Lang LaSalle and Grupo ECO.

Headquartered in San Francisco, Sonder operates in 35+ cities across nine countries, and has approximately 15,000 live and contracted units worldwide. The company partners with real estate owners and landlords to lease hotel and apartment buildings and design, manage and operate them. Sonder distinguishes itself in the hospitality industry through forward thinking design and by infusing technology into its guest experience. This tech-enabled experience puts guests in full control of their stay. They can access everything they need – from booking, to interacting with guest services, to check-out – via their own mobile device from anywhere and at any time, using the Sonder app.

Sonder spaces in Mexico City range from spacious suites to fully-equipped accommodations with parking, kitchen and in-suite laundry. Sonder’s upcoming properties are slated to open to guests over the next two years, with the first additions opening towards the end of 2021.

This announcement follows the recent news of Sonder’s plans to be publicly listed through a business combination with Gores Metropoulos II (Nasdaq: GMIIU, GMII and GMIIW) as well as the company’s expansion in the Middle East.

To explore Sonder real estate partnership opportunities, please contact partners@sonder.com.

About Sonder

Sonder is revolutionizing hospitality through innovative, tech-enabled service and inspiring, thoughtfully designed accommodations combined into one seamless experience. Launched in 2014 and headquartered in San Francisco, Sonder provides a variety of accommodation options — from spacious rooms to fully-equipped suites and apartments — found in over 35 markets spanning nine countries and three continents. The Sonder app gives guests full control over their stay. Complete with self-service features, simple check-in and 24/7 on-the-ground support, amenities and services at Sonder are just a tap away, making a world of better stays open to all.

To learn more, visit www.sonder.com or follow Sonder on Facebook, Twitter or Instagram. Download the Sonder app on Apple or Google Play.

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Media Contact:

press@sonder.com

Additional Information and Where to Find It

Additional information about the proposed business combination between Sonder and Gores Metropoulos II, Inc. (“GMII”), including a copy of the Merger Agreement provided in a Current Report on Form 8-K filed by GMII with the SEC on April 30, 2021, and a copy of an updated investor presentation provided in a Current Report on Form 8-K filed by GMII with the SEC on July 7, 2021, is available at www.sec.gov. In connection with the proposed business combination, GMII has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement, prospectus and consent solicitation statement with respect to GMII’s securities to be issued in connection with the proposed business combination. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus/consent solicitation statement contained therein, when it is declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of GMII’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. GMII may also file other documents regarding the proposed business combination with the SEC. GMII stockholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus/consent solicitation statement, as well as any amendments or supplements thereto, because they will contain important information about the proposed business combination.

When available, the definitive proxy statement/prospectus/consent solicitation statement will be mailed to GMII stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. GMII investors and securityholders will also be able to obtain copies of the definitive proxy statement/prospectus/ consent solicitation statement, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou, or by contacting Morrow Sodali LLC, GMII’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

GMII, Sonder and their respective directors and officers may be deemed participants in the solicitation of proxies of GMII stockholders in connection with the proposed business combination. GMII stockholders and other interested persons may obtain, without charge, more detailed information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination by reading GMII’s registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021, and the proxy statement/prospectus/consent solicitation statement regarding the proposed business combination.

You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about Sonder’s forecasted revenue growth (including Sonder’s outlook for Total Revenue and Adjusted EBITDA for the year ended December 31, 2021), Sonder’s growth in total unit portfolio (including Sonder’s forecast for growth in Total Portfolio for the year ended December 31, 2021), information concerning GMII’s or Sonder’s possible or assumed future financial or operating results and metrics, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, future operations, products and services, planned openings, expected unit contractings and the effects of regulation, including whether the proposed business combination will generate returns for stockholders. These forward-

looking statements are based on GMII’s or Sonder’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside GMII’s or Sonder’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of GMII or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the PIPE; (e) the risk that the proposed business combination disrupts current plans and operations of Sonder or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies); (i) the possibility that Sonder may be adversely affected by other economic, business and/or competitive factors; (j) risks related to the impact of the COVID-19 pandemic, including the Delta variant and potential governmental and other restrictions (including travel restrictions) resulting therefrom; and (k) other risks and uncertainties described in the final proxy statement/prospectus/consent solicitation statement, including those under the heading “Risk Factors” therein, and other documents filed by GMII from time to time with the SEC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither GMII nor Sonder undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in GMII’s reports filed and to be filed with the SEC and available at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication relates to a proposed business combination between GMII and Sonder. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.